Exhibit 99.1

Contents

CONDENSED CONSOLIDATED INCOME STATEMENTS	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	3

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW	6

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7

1. Description of business and nature of operations	7

2. Significant accounting policies	7

3. Expenses	8

4. Trade and other receivables	9

5. Trade and other payables	9

6. Inventories	10

7. Mining interests	11

8. Long-term debt	13

9. Gold stream obligation	15

10. Derivative instruments	16

11. Share capital	20

12. Income and mining taxes	22

13. Reclamation and closure cost obligations	24

14. Supplemental cash flow information	25

15. Segmented information	26

16. Fair value measurement	30

17. Commitments and contingencies	32

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CONDENSED CONSOLIDATED INCOME STATEMENTS

(unaudited)

Three months ended September 30				Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	Note	2016	2015	2016	2015
Revenues		178.7	177.3	513.5	513.9
Operating expenses	3	84.5	105.4	251.1	303.2
Depreciation and depletion		68.0	60.8	187.9	166.6
Earnings from mine operations		26.2	11.1	74.5	44.1

Corporate administration		4.9	5.2	16.5	16.7
Provision for office consolidation		-	3.0	-	3.0
Share-based payment expenses	11	2.0	1.7	7.8	5.7
Exploration and business development		1.6	2.5	6.2	4.8
Earnings (loss) from operations		17.7	(1.3)	44.0	13.9

Finance income	3	0.2	0.4	0.7	1.0
Finance costs	3	(1.2)	(10.0)	(8.9)	(31.4)
Other losses	3	(15.8)	(230.7)	(16.8)	(251.5)
Earnings (loss) before taxes		0.9	(241.6)	19.0	(268.0)
Income tax recovery	12	4.2	83.8	3.8	76.1
Net earnings (loss)		5.1	(157.8)	22.8	(191.9)
Earnings (loss) per share
Basic	11	0.01	(0.31)	0.04	(0.38)
Diluted	11	0.01	(0.31)	0.04	(0.38)
Weighted average number of shares outstanding (in millions)
Basic	11	513.0	509.1	511.3	508.9
Diluted	11	515.8	509.1	513.1	508.9

See accompanying notes to the condensed consolidated financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited)

		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	Note	2016	2015	2016	2015
Net earnings (loss)		5.1	(157.8)	22.8	(191.9)
Other comprehensive earnings (loss) (1)
Unrealized foreign exchange (loss) gain on cash and cash equivalents designated as hedging instruments	10	-	(9.9)	4.9	(9.7)
Reclassification of realized foreign exchange loss on cash and cash equivalents designated as hedging instruments	10	-	2.3	3.2	2.1
Unrealized (loss) gain on mark-to-market of diesel swap contracts	10	(0.1)	(2.2)	0.9	(2.1)
Reclassification of realized loss on settlement of diesel swap contracts	10	0.5	0.4	2.1	0.6
(Loss) gain on revaluation of gold stream obligation	9	(17.6)	15.0	(51.8)	15.0
Deferred income tax related to derivative contracts	10	5.2	(4.1)	15.5	(4.1)
Total other comprehensive (loss) income		(12.0)	1.5	(25.2)	1.8
Total comprehensive loss		(6.9)	(156.3)	(2.4)	(190.1)
1.	All items recorded in other comprehensive income (“OCI”) will be reclassified in subsequent periods to net earnings or mining interest, as appropriate.

See accompanying notes to the condensed consolidated financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

		As at September 30	As at December 31
(in millions of U.S. dollars)	Note	2016	2015
Assets
Current assets
Cash and cash equivalents		151.2	335.5
Trade and other receivables	4	99.7	109.0
Inventories	6	154.5	145.9
Current income tax receivable		9.9	19.2
Prepaid expenses and other		7.1	5.0
Total current assets		422.4	614.6
Non-current inventories	6	131.6	115.4
Mining interests	7	3,079.2	2,803.2
Deferred tax assets	12	195.5	138.9
Other		2.8	3.4
Total assets		3,831.5	3,675.5
Liabilities and equity
Current liabilities
Trade and other payables	5	168.0	141.1
Current income tax payable		12.2	6.2
Total current liabilities		180.2	147.3
Reclamation and closure cost obligations	13	76.6	67.5
Gold stream obligation	9	233.8	147.6
Provisions		15.3	9.2
Derivative liabilities	10	2.9	2.1
Long-term debt	8	789.0	787.6
Deferred tax liabilities	12	421.8	414.4
Other		0.2	0.2
Total liabilities		1,719.8	1,575.9
Equity
Common shares	11	2,856.4	2,841.0
Contributed surplus		101.4	102.3
Other reserves		(22.6)	2.6
Deficit		(823.5)	(846.3)
Total equity		2,111.7	2,099.6
Total liabilities and equity		3,831.5	3,675.5

See accompanying notes to the condensed consolidated financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Nine months ended September 30
(in millions of U.S. dollars)	Note	2016	2015
Common shares
Balance, beginning of period		2,841.0	2,820.9
Acquisition of Bayfield Ventures Corp.		-	16.8
Shares issued for exercise of options, settlement of performance share units, and land purchases		15.0	2.4
Shares issued for exercise of warrants		0.4	-
Balance, end of period		2,856.4	2,840.1
Contributed surplus
Balance, beginning of period		102.3	96.7
Exercise of options	11	(5.4)	0.3
Equity settled share-based payments		4.5	5.3
Balance, end of period		101.4	102.3
Other reserves
Balance, beginning of period		2.6	(1.5)
Change in fair value of hedging instruments (net of tax)	10	9.9	(8.5)
Loss on revaluation of financial instruments (net of tax)		(35.1)	10.3
Balance, end of period		(22.6)	0.3
deficit
Balance, beginning of period		(846.3)	(644.9)
Net earnings (loss)		22.8	(191.9)
Balance, end of period		(823.5)	(836.8)
Total equity		2,111.7	2,105.9

See accompanying notes to the condensed consolidated financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)

Three months ended September 30				Nine months ended September 30
(in millions of U.S. dollars)	Note	2016	2015	2016	2015
Operating activities
Net (loss) earnings		5.1	(157.8)	22.8	(191.9)
Adjustments for:
Foreign exchange losses (gains)	3	10.3	40.8	(18.7)	72.6
Reclamation and closure costs paid	13	(0.4)	(0.2)	(1.3)	(0.4)
Impairment loss on reclassification of asset held for sale		-	182.0	-	182.0
Depreciation and depletion		67.4	60.9	187.9	166.4
Other non-cash adjustments	14	0.8	1.9	5.6	(3.3)
Income tax recovery	12	(4.2)	(83.8)	(3.8)	(76.1)
Finance income	3	(0.2)	(0.4)	(0.7)	(1.0)
Finance costs	3	1.2	10.0	8.9	31.4
Unrealized loss on gold stream liability		8.9	3.2	34.4	3.2
Financial Instrument transaction costs		-	2.6	-	2.6
		88.9	59.2	235.1	185.5
Change in non-cash operating working capital	14	1.0	(7.4)	(2.8)	(10.8)
Income taxes (paid) refunded		(0.3)	(0.8)	(1.8)	3.0
Cash generated from operations		89.6	51.0	230.5	177.7
Investing activities
Mining interests		(156.6)	(76.7)	(402.2)	(219.8)
Gold price option contract investment costs		(1.0)	-	(3.1)	-
Proceeds from the sale of assets		-	0.1	0.9	0.9
Interest received		0.1	0.4	0.6	1.0
Cash used by investing activities		(157.5)	(76.2)	(403.8)	(217.9)
Financing activities
Proceeds received from exercise of options and warrants	11	1.3	0.1	8.5	0.2
Gold stream agreement deposit		-	100.0	-	100.0
Financing initiation costs		-	(2.6)	(0.3)	(2.6)
Interest paid		(0.8)	-	(28.3)	(26.1)
Cash generated (used by) financing activities		0.5	97.5	(20.1)	71.5
Effect of exchange rate changes on cash and cash equivalents		(0.9)	(14.5)	9.1	(17.2)
Change in cash and cash equivalents		(68.3)	57.8	(184.3)	14.1
Cash and cash equivalents, beginning of period		219.5	326.8	335.5	370.5
Cash and cash equivalents, end of period		151.2	384.6	151.2	384.6
Cash and cash equivalents are comprised of:
Cash		105.0	272.6	105.0	272.6
Short-term money market instruments		46.2	112.0	46.2	112.0
		151.2	384.6	151.2	384.6

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2016 and 2015

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). Significant projects include the Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada. In addition, the Company owns a 4% stream on future gold production from the El Morro property located in Chile (“El Morro”), which forms a part of Goldcorp Inc. and Teck Resource Limited’s NuevaUnión project (formerly Project Corridor).

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2. Significant accounting policies

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2015.

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements.

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3. Expenses

(a) Operating expenses by nature

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Operating expenses by nature
Raw materials and consumables	37.2	48.3	113.1	140.5
Salaries and employee benefits	30.8	31.3	94.3	99.1
Contractors	11.3	11.7	36.1	36.5
Repairs and maintenance	7.5	8.5	20.6	23.4
General and administrative	4.3	5.2	13.3	16.4
Operating leases	0.5	8.5	8.6	26.4
Royalties	4.3	3.2	10.1	9.0
Drilling and analytical	0.7	1.7	2.5	6.0
Other	1.5	0.4	2.5	2.0
Total production expenses	98.1	118.7	301.1	359.2
Less: Production expenses capitalized	(9.5)	(8.8)	(35.0)	(47.1)
Less: Change in inventories and work-in-progress	(4.1)	(4.6)	(15.0)	(9.0)
Total operating expenses	84.5	105.4	251.1	303.2

(b) Finance costs and income

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Finance costs
Interest on senior unsecured notes	13.5	13.6	40.3	40.3
Other interest(1)	-	1.1	-	3.1
Accretion expense on decommissioning obligations (Note 13)	0.3	0.4	1.1	1.0
Other finance costs	0.9	1.0	2.8	2.4
	14.7	16.0	44.2	46.8
Less: amounts included in cost of qualifying assets	(13.5)	(6.0)	(35.3)	(15.4)
Total finance costs	1.2	10.0	8.9	31.4
Finance income
Interest income	0.2	0.4	0.7	1.0

1.	Other interest relates to El Morro which the Company sold on November 24, 2015.

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(c) Other (losses) gains

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Other (losses) gains
Unrealized (loss) gains on share purchase warrants	(0.8)	(1.7)	(1.3)	9.8
(Loss) gain on foreign exchange	(10.3)	(40.8)	18.7	(72.6)
Impairment loss on reclassification of asset as held for sale	-	(182.0)	-	(182.0)
Other gain (loss) on disposal of assets	0.7	-	0.4	(0.7)
(Loss) gain on revaluation of AFS securities	-	(0.1)	0.7	(0.1)
Financial instrument transaction costs	-	(2.6)	-	(2.6)
Unrealized (loss) on revaluation of gold stream obligation	(8.9)	(3.2)	(34.4)	(3.2)
Gain (loss) on revaluation of gold price option contracts	3.1	-	(1.2)	-
Other	0.4	(0.3)	0.3	(0.1)
Total other losses	(15.8)	(230.7)	(16.8)	(251.5)

4. Trade and other receivables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2016	2015
Trade and other receivables
Trade receivables	6.6	7.5
Sales tax receivable	16.5	22.2
Unsettled provisionally priced concentrate derivatives and copper swap contracts (Note 10)	0.4	3.5
Gold stream funds receivable	75.0	75.0
Other	1.2	0.8
Total trade and other receivables	99.7	109.0

5. Trade and other payables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2016	2015
Trade and other payables
Trade payables	30.2	27.2
Interest payable	21.3	8.3
Accruals	113.8	98.3
Current portion of decommissioning obligations (Note 13)	1.0	1.3
Provision for office consolidation	1.1	3.0
Derivative liabilities	0.6	3.0
Total trade and other payables	168.0	141.1

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6. Inventories

	As at September 30	As at December 31
(in millions of U.S. dollars)	2016	2015
Inventories
Heap leach ore	217.1	191.6
Work-in-process	8.4	12.4
Finished goods(1)	13.0	11.2
Stockpile ore	5.2	2.7
Supplies	42.4	43.4
	286.1	261.3
Less: non-current inventories(2)	(131.6)	(115.4)
Total current inventories	154.5	145.9
1.	The amount of inventories recognized in operating expenses for the three and nine months ended Sep 30, 2016 was $77.5 million and $232.3 million (2015 - $99.7 million and $285.9 million).
2.	Heap leach inventories of $131.6 million (December 31, 2015 – $115.4 million) are expected to be recovered after one year.

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7. Mining interests

	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2014	1,425.3	1,360.9	749.4	129.5	7.5	3,672.6
Additions	51.7	56.7	116.3	262.8	-	487.5
Acquisition of Bayfield	-	19.7	-	-	-	19.7
Disposal of El Morro	-	(440.7)	-	-	-	(440.7)
Disposals of other assets	(0.3)	(3.1)	(25.7)	-	-	(29.1)
Impairments	(31.8)	(4.6)	-	-	-	(36.4)
Government grants	-	-	-	(16.4)	-	(16.4)
Acquisition of gold stream asset	-	32.0	-	-	-	32.0
Transfers	14.6	-	35.8	(50.4)	-	-
As at December 31, 2015	1,459.5	1,020.9	875.8	325.5	7.5	3,689.2
Additions	43.8	76.7	24.8	343.1	-	488.4
Disposals	-	-	(6.5)	-	-	(6.5)
Transfers	20.2	9.4	12.8	(42.4)	-	-
As at September 30, 2016	1,523.5	1,107.0	906.9	626.2	7.5	4,171.1
Accumulated depreciation
As at December 31, 2014	376.8	-	287.1	-	-	663.9
Depreciation for the year	181.6	-	79.9	-	-	261.5
Disposals	(0.3)	-	(22.8)	-	-	(23.1)
Impairments	(16.3)	-	-	-	-	(16.3)
As at December 31, 2015	541.8	-	344.2	-	-	886.0
Depreciation for the period	136.8	-	74.3	-	-	211.1
Disposals	-	-	(5.2)	-	-	(5.2)
As at September 30, 2016	678.6	-	413.3	-	-	1,091.9
CARRYING AMOUNT
As at December 31, 2015	917.7	1,020.9	531.6	325.5	7.5	2,803.2
As at September 30, 2016	844.9	1,107.0	493.6	626.2	7.5	3,079.2

The Company capitalized interest of $13.5 million and $35.3 million for the three and nine months ended September 30, 2016 (2015 – $6.0 million and $15.4 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.76% (2015 – 6.75%).

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Carrying amount by property as at September 30, 2016:

	As at September 30, 2016
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	603.5	19.7	252.4	10.6	886.2
Mesquite	177.5	-	101.6	3.5	282.6
Peak Mines	62.6	13.0	57.1	0.6	133.3
Cerro San Pedro	1.3	-	-	-	1.3
Rainy River	-	520.5	62.2	611.5	1,194.2
Blackwater	-	521.8	15.3	-	537.1
El Morro gold stream asset	-	32.0	-	-	32.0
Other(1)	-	7.5	5.0	-	12.5
Carrying amount as at September 30, 2016	844.9	1,114.5	493.6	626.2	3,079.2
1.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2015:

	As at December 31, 2015
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	653.2	7.6	274.8	22.5	958.1
Mesquite	167.9	-	106.1	9.7	283.7
Peak Mines	95.4	13.0	69.8	4.3	182.5
Cerro San Pedro	1.2	-	-	-	1.2
Rainy River	-	455.7	58.7	289.1	803.5
Blackwater	-	512.5	15.8	-	528.3
El Morro gold stream asset	-	32.0	-	-	32.0
Other(1)	-	7.5	6.4	-	13.9
Carrying amount as at December 31, 2015	917.7	1,028.3	531.6	325.6	2,803.2
1.	Other includes corporate balances and exploration properties.

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8. Long-term debt

Long-term debt consists of the following:

	As at September 30,	As at December 31,
(in millions of U.S. dollars)	2016	2015
Long-term debt
Senior unsecured notes - due April 15, 2020 (a)	295.9	295.1
Senior unsecured notes - due November 15, 2022 (b)	493.1	492.5
Revolving credit facility (c)	-	-
Total long-term debt	789.0	787.6

(a) Senior Unsecured Notes – due April 15, 2020

On April 5, 2012, the Company issued $300.0 million of senior unsecured notes (“2020 Unsecured Notes”). As at September 30, 2016 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2020 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2020 Unsecured Notes are redeemable by the Company in whole or in part:

•	During the 12-month period beginning on April 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2020 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2016	103.50%
2017	101.75%
2018 and thereafter	100.00%

(b) Senior Unsecured Notes – due November 15, 2022

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at September 30, 2016 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

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The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the 2022 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(c) Revolving credit facility

On October 3, 2016, the Company amended its revolving credit facility (the “Credit Facility”) to increase the capacity from $300 million as at September 30, 2016, to $400.0 million. The Credit Facility expires on August 14, 2019. The Credit Facility previously provided the Company with the option to draw an additional $50.0 million above and beyond the base facility, subject to lender participation, which is not part of the current amended Credit Facility.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio (EBITDA to interest) and the maximum leverage ratio (net debt to EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter. In February 2016 and October 2016 the Company amended the Credit Facility to increase the maximum leverage ratio from 3.5 : 1.0. Specifically, for the quarter ended September 30, 2016 the maximum leverage ratio was 4.0 : 1.0. For the quarter ending December 31, 2016 and the subsequent two quarters, the maximum leverage ratio will be 4.5 : 1.0. For the following two quarters, ending September 30, 2017 and December 31, 2017, the maximum leverage ratio will be 4.0 : 1.0. Following that period, the maximum leverage ratio will return to 3.5 : 1.0.

Significant financial covenants are as follows:

Twelve months ended September 30
	Applicable financial covenant	2016
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	5.8 : 1
Maximum leverage ratio (net debt to EBITDA)	<4.0 : 1	2.4 : 1

Twelve months ended December 31
	Applicable financial covenant	2015
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	5.1 : 1
Maximum leverage ratio (net debt to EBITDA)	<3.5 : 1	2.0 : 1

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The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.62% as at September 30, 2016 (December 31, 2015 – 0.62%). As at September 30, 2016, the Company has not drawn any funds under the Credit Facility; however, the Credit Facility has been used to issue letters of credit of $124.4 million as at September 30, 2016 (at December 31, 2015 - $115.9 million). Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

9. Gold stream obligation

In 2015 the Company entered into a $175 million streaming transaction with RGLD Gold Ag, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company agreed to deliver to Royal Gold 6.5% of gold production from the Rainy River project up to a total of 230,000 ounces of gold and then 3.25% of the project’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the project’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. In consideration, Royal Gold paid $100.0 million concurrent with entering into the agreement and the remaining $75.0 million will be paid when 60% of the estimated project development capital has been spent, and other customary conditions precedent have been met which is expected to be during the fourth quarter of 2016.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40-year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The gold stream obligation is accounted for as a financial liability under the scope of IFRS 9 (2013). Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the condensed consolidated income statements and condensed consolidated statements of comprehensive loss. The gold stream obligation contained a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit is permitted to be increased to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. Furthermore, the leverage ratio contained in the above agreement with Royal Gold has also been adjusted to match the revised maximum leverage ratio under the Credit Facility, up to December 31, 2017.

The following is a summary of the changes in the Company’s gold streaming obligation:

(in millions of U.S. dollars)
Change in Stream Obligation
Balance, December 31, 2015	147.6
Deposit repayments during the period	-
Fair value adjustments related to changes in the Company’s own credit risk(1)	51.8
Other fair value adjustments(2)	34.4
Balance as at September 30, 2016	233.8

1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the condensed consolidated income statements.

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Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include loan accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

10. Derivative instruments

	As at September 30	As at December 31
(in millions of U.S. dollars)	2016	2015
DERIVATIVE ASSETS
Gold options contracts	1.9	-
Unsettled provisionally priced concentrate derivatives and swap contracts	0.4	3.5
Total derivative assets	2.3	3.5
DERIVATIVE LIABILITIES
		-
Diesel swap contracts	0.6	3.6
Share purchase warrants	2.9	1.5
	3.5	5.1
Less: current portion of diesel swap contracts	(0.6)	(3.0)
Total derivative liabilities	2.9	2.1

(a) Hedging instruments

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Effective portion of change in fair value of hedging instruments
Foreign exchange (loss) gain on cash and cash equivalents designated as hedging instruments (i)	-	(9.9)	4.9	(9.7)
Reclassification of realized foreign exchange gain on cash and cash equivalents designated as hedging instrument (i)	-	2.3	3.2	2.1
Unrealized (loss) gain on diesel swap contracts (ii)	(0.1)	(2.2)	0.9	(2.1)
Realized loss on settlement of diesel swap contracts (ii)	0.5	0.4	2.1	0.6
Deferred income tax related to hedging instruments	(0.3)	0.6	(1.2)	-
Total hedging gains (losses) in other comprehensive income	0.1	(8.8)	9.9	(8.5)

(i) Cash and cash equivalents designated as hedging instruments

In 2015 the Company converted $250.0 million into Canadian dollars and designated this cash to fund the construction of the Rainy River project for the 15-month period beginning April 2015 and ending June 2016. The Company elected to apply hedge accounting to the foreign exchange gains and losses from the date of conversion to the date when costs are incurred by the Rainy River project. Foreign exchange gains and losses were reclassified from other comprehensive income to mining interests as project costs were incurred.

As at September 30, 2016 the forecasted project costs have been incurred and there are no cash and cash equivalents remaining designated as hedging instruments. For the three and nine months ended September 30, 2016, the Company capitalized a loss of $nil million and $3.2 million (2015 – loss of $2.3 million and $2.1 million) to mineral interests that was reclassified from other comprehensive income.

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(ii) Diesel swap contracts

The Company has swap contracts which hedge the diesel price exposure of approximately 75% of the monthly consumption at Mesquite for the next three months beginning in October 2016 and ending in December 2016, at approximately $2.20 per gallon fully loaded price. As at September 30, 2016, the Company is contractually obligated to settle 1.4 million gallons of diesel associated with these swaps (December 31, 2015 – 5.6 million). The Company also holds additional diesel swap contracts which will hedge the diesel price exposure of approximately 55% of the monthly consumption at Mesquite for the period January 2017 to June 2017, at approximately $2.05 per gallon fully loaded price. As at September 30, 2016, the Company is contractually obligated to settle 2.0 million gallons of diesel associated with these swaps (December 31, 2015 – 2.0 million). The Company has entered into pay fixed/receive floating Gulf Coast ultra-low-sulfur-diesel swaps settled at the monthly average price. Gains and losses are reclassified from other comprehensive income to operating expenses as diesel is consumed at the mine site.

To determine effectiveness of the hedging relationship, the Company assesses the critical terms between the hedged item and the hedging instrument on a qualitative basis. If a disconnect is noted, a quantitative assessment is performed to determine the impact of the potential ineffectiveness.

The Company realized a loss of $0.5 million and $2.1 million on settlement of 1.4 million and 4.2 million gallons for the three and nine months ended September 30, 2016 (September 30, 2015 – $0.4 million on 1.0 million gallons and $0.6 on 2.0 million gallons). As at September 30, 2016, the hedge was fully effective and no ineffective portion was realized.

(b) Share purchase warrants

The following table summarizes information about the Company’s outstanding share purchase warrants.

Warrant Series	Number of Warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	C$
Outstanding Warrants
At September 30, 2016
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Rainy River warrants	50	50	20.00	February 2, 2017
Total outstanding warrants	27,900	27,900
At December 31, 2015
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Bayfield warrants Series A	91	91	5.35	May 6, 2016
Bayfield warrants Series B	90	90	7.34	May 12, 2016
Bayfield warrants Series C	34	34	5.35	May 22, 2016
Rainy River warrants	50	50	20.00	February 2, 2017
Total outstanding warrants	28,115	28,115

The warrants are recorded at fair value through profit or loss (“FVTPL”) as the warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore, the warrants are fair valued using the market price with gains or losses recorded in net loss.

(c) Provisionally priced contracts

The Company had provisionally priced sales for which price finalization is outstanding at September 30, 2016. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as

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revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

The following tables summarize the realized and unrealized (losses) gains on provisionally priced sales:

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
(loss) GAIN on the provisional pricing of concentrate sales
Realized	-	(0.3)	(0.3)	3.4	(0.7)	2.7
Unrealized	(0.2)	1.7	1.5	(0.2)	3.1	2.9
Total (loss) gain	(0.2)	1.4	1.2	3.2	2.4	5.6

	Three months ended September 30, 2015			Nine months ended September 30, 2015
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
(loss) GAIN on the provisional pricing of concentrate sales
Realized	(2.3)	(8.3)	(10.6)	(0.6)	(12.0)	(12.6)
Unrealized	(0.2)	(1.9)	(2.1)	(0.2)	(3.9)	(4.1)
Total (loss) gain	(2.5)	(10.2)	(12.7)	(0.8)	(15.9)	(16.7)

The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Three months ended September 30, 2016		Nine months ended September 30, 2016
(in millions of U.S. dollars)	Gold	Copper	Gold	Copper
(loss) Gain on swap contracts
Realized	(0.1)	3.1	(4.4)	1.9
Unrealized	0.4	(2.4)	0.4	(2.9)
Total gain (loss)	0.3	0.7	(4.0)	(1.0)

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The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at September 30	As at December 31
	2016	2015
Volumes subject to final pricing net of outstanding swaps
Gold ounces (000s)	6.3	5.3
Copper pounds (millions)	3.2	1.3

(d)  Gold option contracts

In March 2016, the Company entered into gold price option contracts by purchasing put options at a strike price of $1,200 per ounce and selling call options at a strike price of $1,400 per ounce for 270,000 ounces of gold production between April 2016 and December 2016 (“gold option contracts”). In September 2016, the Company entered a second tranche of gold price option contracts by purchasing put options at a strike price of $1,300 per ounce and selling call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between January 2017 and June 2017. The call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the condensed consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position within ‘prepaid expenses and other’. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis.

The details of the remaining contracts are as follows as at September 30, 2016:

	Quantity outstanding	Remaining term	Exercise price ($)	Fair value - asset (liability) (1)
Gold option contracts outstanding
Gold call contracts - sold	90,000 oz	October – December 2016	1,400	(0.3)
Gold put contracts - purchased	90,000 oz	October – December 2016	1,200	0.1
Gold call contracts - sold	120,000 oz	January – June 2017	1,400	(3.3)
Gold put contracts - purchased	120,000 oz	January – June 2017	1,300	5.4
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The 2016 contracts cover 30,000 ounces of gold per month. The 2017 contracts cover 20,000 ounces of gold per month.

For the three and nine months ended September 30, 2016, the Company recognized a $3.1 million gain and a $1.2 million loss on revaluation of its gold option contracts which was recorded as other gains and losses (2015 - $nil).

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11. Share capital

At September 30, 2016, the Company had unlimited authorized common shares and 513.2 million common shares outstanding.

(a) No par value common shares issued

	Number of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
No par value common shares issued
Balance at December 31, 2014	504,678	2,820.9
Exercise of options & vested performance share units	429	1.2
Issuance of shares under First Nations agreements and land purchases	582	2.1
Acquisition of Bayfield	3,780	16.8
Balance at December 31, 2015	509,469	2,841.0
Exercise of options & vested performance share units	3,276	13.7
Exercise of share purchase warrants	84	0.4
Issuance of shares under First Nations agreements and land purchases	337	1.3
Balance at September 30, 2016	513,166	2,856.4

(b) Share-based payment expenses

The following table summarizes share-based payment expenses:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Share-based payment expenses
Stock option expense (i)	0.9	1.2	2.9	4.0
Performance share unit expense	0.9	0.6	3.4	1.8
Restricted share unit expense(1)	1.2	0.3	4.9	0.9
Deferred share unit expense	-	(0.2)	0.9	(0.2)
Total share-based payment expense	3.0	1.9	12.1	6.5
1.	For the three and nine months ended September 30, 2016 $1.0 million and $4.3 million (2015 - $0.2 million and $0.8 million) of restricted share unit expense was recognized in operating expenses.

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(i) Stock options

The following table presents changes in Company’s stock option plan (the “Plan”):

	Number of options	Weighted average exercise price
	(000s)	C$
Changes to the plan
Balance at December 31, 2014	13,930	6.35
Granted	3,688	3.33
Exercised	(247)	2.14
Forfeited	(155)	8.98
Expired	(218)	4.74
Balance at December 31, 2015	16,998	5.76
Granted	344	5.71
Exercised	(3,259)	3.39
Forfeited	(625)	10.24
Expired	(94)	9.59
Balance at September 30, 2016	13,364	6.09

(c) Earnings per share

The following table sets out the calculation of diluted loss per share:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Calculation of diluted (LOSS) INCOME per share
Net earnings (loss)	5.1	(157.8)	22.8	(191.9)
Basic weighted average number of shares outstanding (in millions)	513.0	509.1	511.3	508.9
Dilution of securities:
Stock options	2.8	-	1.8	-
Diluted weighted average number of shares outstanding (in millions)	515.8	509.1	513.1	508.9
Net earnings (loss) per share:
Basic	0.01	(0.31)	0.04	(0.38)
Diluted	0.01	(0.31)	0.04	(0.38)

The following table lists the equity securities excluded from the calculation of diluted earnings per share. Such equity securities were excluded as their respective exercise prices exceeded the average market price of the Company’s common shares of C$ 6.49 and C$ 5.32 for the three and nine months ended September 30, 2016 (2015 – C$ 3.02 and C$ 3.97), or the inclusion of such equity securities had an anti-dilutive effect on net loss.

For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

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(in millions of units)	2016	2015	2016	2015
Equity securities excluded from the calculation of diluted earnings per share
Stock options	4.1	14.0	6.4	14.0
Warrants	27.9	28.1	28.1	28.1

12. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016 2015	2015
Current income and mining tax (recovery) expense
Canada	(0.5)	0.6	2.3	2.3
Foreign	14.6	(0.2)	18.7	1.9
Adjustments in respect of prior year	(1.7)	(0.4)	(4.5)	(0.4)
	12.4	-	16.5	3.8
Deferred income and mining tax (recovery) expense
Canada	(6.0)	(1.7)	(9.5)	8.7
Foreign	(12.2)	(82.9)	(12.4)	(89.4)
Adjustments in respect of prior year	1.6	0.8	1.6	0.8
	(16.6)	(83.8)	(20.3)	(79.9)
Total income tax recovery	(4.2)	(83.8)	(3.8)	(76.1)

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Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Earnings (loss) before taxes	0.9	(241.6)	19.0	(268.0)
Canadian federal and provincial income tax rates	25.9%	25.9%	25.9%	25.9%
Income tax (recovery) expense based on above rates	0.2	(62.6)	4.9	(69.4)
Increase (decrease) due to
Permanent differences	(5.7)	0.3	(1.3)	-
Different statutory tax rates on earnings of foreign subsidiaries	0.7	49.0	2.1	47.6
Foreign exchange on non-monetary assets and liabilities	(3.8)	10.2	(9.7)	19.1
Other foreign exchange differences	7.3	5.3	11.1	14.6
Prior years’ adjustments relating to tax provision and tax returns	(0.1)	0.4	(2.9)	0.4
Canadian mining tax	0.7	0.1	0.6	1.9
Mexican special duty tax	0.5	0.7	1.0	1.1
Withholding tax	-	0.1	0.2	0.4
Impairment on reclassification of asset as held for sale	-	(81.6)	-	(81.6)
Change in unrecognized deferred tax assets	(4.1)	(5.7)	(9.9)	(10.1)
Other	0.1	-	0.1	(0.1)
Income tax recovery	(4.2)	(83.8)	(3.8)	(76.1)

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13. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Rainy River	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2014	8.3	11.1	16.4	19.4	-	10.0	65.2
Reclamation expenditures	-	(0.1)	(0.3)	(0.1)	-	-	(0.5)
Unwinding of discount	0.1	0.2	0.4	0.3	-	0.2	1.2
Revisions to expected cash flows	0.4	2.0	(0.5)	0.6	9.5	(0.3)	11.7
Foreign exchange movement	(1.4)	-	(1.8)	(2.4)	(1.6)	(1.6)	(8.8)
Balance – December 31, 2015	7.4	13.2	14.2	17.8	7.9	8.3	68.8
Less: current portion of closure costs (Note 5)	-	(0.1)	(0.3)	(0.9)	-	-	(1.3)
Non-current portion of closure costs	7.4	13.1	13.9	16.9	7.9	8.3	67.5
Balance – December 31, 2015	7.4	13.2	14.2	17.8	7.9	8.3	68.8
Reclamation expenditures	-	-	-	(1.3)	-	-	(1.3)
Unwinding of discount	0.1	0.2	0.2	0.4	0.1	0.1	1.1
Revisions to expected cash flows	0.2	1.2	-	2.8	5.0	1.0	10.2
Foreign exchange movement	0.4	-	0.8	(3.3)	0.4	0.5	(1.2)
Balance – September 30, 2016	8.1	14.6	15.2	16.4	13.4	9.9	77.6
Less: current portion of closure costs (Note 5)	-	-	-	(1.0)	-	-	(1.0)
Non-current portion of closure costs	8.1	14.6	15.2	15.4	13.4	9.9	76.6

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances, with principal factors including: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease, the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the obligation is recorded. The fair value of an obligation is recorded when it is incurred.

For the nine months ended September 30, 2016, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase of $10.2 million (nine months ended September 30, 2015 – $11.6 million), which primarily related to the increase in the expected cash flows at Rainy River as construction continues to progress and the decrease in discount rates. The increase in the prior year period relates to the reclamation liability realized at Rainy River.

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14. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Change in non-cash operating working capital
Trade and other receivables	5.6	(8.2)	6.3	(0.1)
Inventories	(3.3)	(4.8)	(12.8)	(10.8)
Prepaid expenses and other	0.3	0.5	3.8	4.6
Trade and other payables	(1.6)	5.1	(0.1)	(4.5)
Total change in non-cash operating working capital	1.0	(7.4)	(2.8)	(10.8)

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
other Non-cash adjustments
Unrealized loss (gain) on share purchase warrants	0.8	1.7	1.3	(9.8)
Unrealized loss (gain) on concentrate contracts	2.4	(1.4)	0.4	0.6
Equity settled share-based payment expense	1.4	1.7	4.5	5.7
(Gain) loss on disposal of assets	(0.7)	-	(0.4)	0.7
(Gain) loss on revaluation of gold price option contracts	(3.1)	-	1.2	-
Other	-	(0.1)	(1.4)	(0.5)
Total other non-cash adjustments	0.8	1.9	5.6	(3.3)

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15. Segmented information

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended September 30, 2016
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenues	25.8	25.8	52.6	20.3	-	-	124.5
Copper revenues	38.2	-	10.1	-	-	-	48.3
Silver revenues	1.4	-	0.8	3.7	-	-	5.9
Total revenues(2)	65.4	25.8	63.5	24.0	-	-	178.7
Operating expenses	23.8	12.1	30.8	17.8	-	-	84.5
Depreciation and depletion	30.2	6.6	28.1	3.1	-	-	68.0
Earnings from mine operations	11.4	7.1	4.6	3.1	-	-	26.2
Corporate administration	-	-	-	-	4.9	-	4.9
Share-based payment expenses	-	-	-	-	2.0	-	2.0
Exploration and business development	0.8	0.4	1.0	-	0.2	(0.8)	1.6
Income (loss) from operations	10.6	6.7	3.6	3.1	(7.1)	0.8	17.7
Finance income	-	-	-	-	0.2	-	0.2
Finance costs	(0.1)	-	(0.2)	(0.2)	(0.7)	-	(1.2)
Other (losses) gains	(3.8)	1.0	1.7	-	(12.7)	(2.0)	(15.8)
Earnings (loss) before taxes	6.7	7.7	5.1	2.9	(20.3)	(1.2)	0.9
Income tax recovery (expense)	4.8	(0.4)	(1.8)	(0.3)	6.3	(4.4)	4.2
Net earnings (loss)	11.5	7.3	3.3	2.6	(14.0)	(5.6)	5.1
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2016.

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Nine months ended September 30, 2016
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenues	83.8	95.0	107.8	63.4	-	-	350.0
Copper revenues	125.1	-	21.9	-	-	-	147.0
Silver revenues	3.4	-	1.7	11.4	-	-	16.5
Total revenues(2)	212.3	95.0	131.4	74.8	-	-	513.5
Operating expenses	76.5	46.2	69.8	58.6	-	-	251.1
Depreciation and depletion	102.1	25.4	55.8	4.6	-	-	187.9
Earnings from mine operations	33.7	23.4	5.8	11.6	-	-	74.5
Corporate administration	-	-	-	-	16.5	-	16.5
Share-based payment expenses	-	-	-	-	7.8	-	7.8
Exploration and business development	1.4	0.4	4.6	-	0.3	(0.5)	6.2
Income (loss) from operations	32.3	23.0	1.2	11.6	(24.6)	0.5	44.0
Finance income	-	-	-	-	0.7	-	0.7
Finance costs	(0.5)	(0.3)	(0.5)	(0.5)	(7.0)	(0.1)	(8.9)
Other gains (losses)	8.0	(0.3)	1.5	(2.7)	(32.6)	9.3	(16.8)
Earnings (loss) before taxes	39.8	22.4	2.2	8.4	(63.5)	9.7	19.0
Income tax (expense) recovery	(1.2)	(2.9)	(1.6)	(1.7)	14.4	(3.2)	3.8
Net earnings (loss)	38.6	19.5	0.6	6.7	(49.1)	6.5	22.8
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2016.

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Three months ended September 30, 2015
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenues	24.0	44.8	22.9	34.4	-	-	126.1
Copper revenues	36.6	-	6.6	-	-	-	43.2
Silver revenues	0.7	-	0.3	7.0	-	-	8.0
Revenues(2)	61.3	44.8	29.8	41.4	-	-	177.3
Operating expenses	21.9	28.3	25.7	29.5	-	-	105.4
Depreciation and depletion	34.6	13.4	11.8	1.0	-	-	60.8
Earnings (loss) from mine operations	4.8	3.1	(7.7)	10.9	-	-	11.1
Corporate administration	-	-	-	-	5.2	-	5.2
Provision for office consolidation	-	-	-	-	3.0	-	3.0
Share-based payment expenses	-	-	-	-	1.7	-	1.7
Exploration and business development	-	-	0.5	-	-	1.4	2.5
Income (loss) from operations	4.8	2.5	(8.2)	10.9	(9.9)	(1.4)	(1.3)
Finance income	-	-	-	-	0.4	-	0.4
Finance costs	(0.4)	-	(0.2)	-	(8.1)	(1.3)	(10.0)
Other (losses) gains	(22.2)	(0.1)	(7.3)	(3.9)	(0.8)	(196.4)	(230.7)
Earnings (loss) before taxes	(17.8)	2.4	(15.7)	7.0	(18.4)	(199.1)	(241.6)
Income tax (expense) recovery	20.3	1.2	1.5	1.4	(5.0)	64.4	83.8
Net earnings (loss)	2.5	3.6	(14.2)	8.4	(23.4)	(134.7)	(157.8)

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2015.

28	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Nine months ended September 30, 2015
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenues	77.1	104.1	62.4	94.9	-	-	338.5
Copper revenues	132.1	-	22.8	-	-	-	154.9
Silver revenues	2.3	-	1.0	17.2	-	-	20.5
Revenues(2)	211.5	104.1	86.2	112.1	-	-	513.9
Operating expenses	72.5	70.5	74.1	86.1	-	-	303.2
Depreciation and depletion	101.7	28.1	30.4	6.4	-	-	166.6
Earnings (loss) from mine operations	37.3	5.5	(18.3)	19.6	-	-	44.1
Corporate administration	-	-	-	-	16.7	-	16.7
Provision for office consoldation	-	-	-	-	3.0	-	3.0
Share-based payment expenses	-	-	-	-	5.7	-	5.7
Exploration and business development	-	0.6	2.1	-	0.4	1.7	4.8
Income (loss) from operations	37.3	4.9	(20.4)	19.6	(25.8)	(1.7)	13.9
Finance income	-	-	-	-	1.0	-	1.0
Finance costs	(0.7)	(0.2)	(0.5)	(0.2)	(26.5)	(3.3)	(31.4)
Other gains (losses)	(39.8)	(0.3)	(5.6)	(7.8)	(1.7)	(196.3)	(251.5)
Earnings (loss) before taxes	(3.2)	4.4	(26.5)	11.6	(53.0)	(201.3)	(268.0)
Income tax (expense) recovery	7.2	2.9	4.6	1.2	(3.2)	63.4	76.1
Net earnings (loss)	4.0	7.3	(21.9)	12.8	(56.2)	(137.9)	(191.9)

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2015.

(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities as at September 30:

	Total assets		Total liabilities		Capital expenditure(1)
	As at September 30	As at December 31	As at September 30	As at December 31	As at September 30	As at September 30
(in millions of U.S. dollars)	2016	2015	2016	2015	2016	2015
Segmented assets and liabilities
New Afton	1,000.5	1,075.1	159.9	167.0	30.5	53.9
Mesquite	475.5	469.0	104.4	104.3	33.7	43.1
Peak Mines	196.3	245.0	75.3	74.5	8.0	16.7
Cerro San Pedro	86.6	105.9	30.9	35.5	0.8	0.9
Rainy River	1,323.5	956.1	450.7	320.4	320.5	100.8
Blackwater	547.3	537.3	55.9	53.5	7.0	4.4
Other(2)	201.8	287.1	842.7	820.7	1.7	-
Total assets and liabilities	3,831.5	3,675.5	1,719.8	1,575.9	402.2	219.8

1.	Capital expenditure per consolidated statement of cash flows.
2.	Other includes corporate balances, exploration properties and the El Morro gold stream asset.

29	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

16. Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

Provisionally priced contracts and gold and copper swap contracts

The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

There were no transfers among Levels 1, 2 and 3 during the three or nine months ended September 30, 2016 or the year ended December 31, 2015. Please see Note 22 of the Company’s audited consolidated financial statements for the year ended December 31, 2015 for details of the valuation methodologies of the Company’s other financial assets and liabilities.

		As at September 30, 2016		As at December 31, 2015
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		151.2		335.5
Trade and other receivables	Loans and receivables at amortized cost		99.3		105.5
Provisionally priced contracts	Financial instruments at FVTPL	2	2.9	2	(1.7)
Gold and copper swap contracts	Financial instruments at FVTPL	2	(2.5)	2	5.2
Gold price options	Financial Instruments at FVTPL	2	1.9	2	-
Investments	Financial instruments at FVTPL	1	1.0	1	0.3
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		167.0		139.8
Long-term debt	Financial liabilities at amortized cost		789.0		787.6
Warrants	Financial Instruments at FVTPL	1	2.9	1	1.5
Gold stream obligation	Financial Instruments at FVTPL	3	233.8	3	147.6
Diesel swap contracts	Financial liability at fair value through OCI	2	0.6	2	3.6
Performance share units	Financial Instruments at FVTPL	3	2.7	3	0.8
Restricted share units	Financial instruments at FVTPL	1	3.5	1	0.8

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

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The carrying values and fair values of the Company’s financial instruments are as follows:

As at September 30, 2016			As at December 31, 2015
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	151.2	151.2	335.5	335.5
Trade and other receivables	99.7	99.7	109.0	109.0
Investments	1.0	1.0	0.3	0.3
FINANCIAL LIABILITIES
Trade and other payables(1)	167.0	167.0	139.8	139.8
Long-term debt	789.0	822.0	787.6	667.5
Gold stream obligation	233.8	233.8	147.6	147.6
Warrants	2.9	2.9	1.5	1.5
Gold price options	1.9	1.9	-	-
Performance share units	2.7	2.7	0.8	0.8
Restricted share units	3.5	3.5	0.8	0.8
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

The Company has not offset financial assets with financial liabilities.

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17. Commitments and contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material negative impact on the Company’s financial condition, cash flow and results of operations.

Cerro San Pedro

Some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year, or other periods that are shorter than the remaining mine leach pad life. During 2015 New Gold experienced challenges relating to its annual operations license. While the issues relating to the 2015 annual operations license have been resolved and the 2016 annual operations license has been issued, it is possible that authorizations required in the future may also be subject to challenges or issues. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

Contractual commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2016, these commitments totalled $242.3 million, $156.0 million of which are expected to fall due over the next 12 months. This compares to commitments of $262.2 million as at December 31, 2015, $184.4 million of which were expected to fall due over the upcoming year. The increase is due to the Rainy River project entering into additional capital purchase commitments. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

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